Exhibit 99.1

PRESS RELEASE Brussels, 14 April 2016

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

The South African Government and Anheuser-Busch InBev agree approach on public interest commitments in proposed acquisition of SABMiller by Anheuser-Busch InBev

An agreed approach has been concluded between the South African Government and Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) in relation to the public interest conditions that will be recommended to the Competition Commission and Competition Tribunal in connection with the proposed acquisition of SABMiller plc (“SABMiller”) by AB InBev.

The package of commitments addresses employment, localisation of production and inputs used in the production of beer and cider, empowerment in the company, long-term commitments to South Africa and participation of small beer brewers in the local market.

In a groundbreaking commitment, AB InBev has undertaken to ensure that at no point in the future will there be involuntary job losses in South Africa as a result of the transaction. In addition, the company has committed to maintain its total permanent employment levels in South Africa as at the date of closing, for a period of five years.

The company also agreed to invest R1 billion to support small-holder farmers as well as to promote enterprise development; local manufacturing, exports and jobs; the reduction of the harmful use of alcohol (including making available locally produced low and no-alcohol choices for consumers) and green and water-saving technologies.

As part of the R1 billion commitment, AB InBev will finance 800 new emerging farmers and 20 new commercial farmers to produce barley, hops, maize and malt for the company, with the strategic intent to create additional jobs in the agricultural supply chain. The company committed to expand the production of barley to be malted and to turn a current net import of barley to a net export of malt (the processed form of grain used in beer brewing).

The commitment will also support other enterprise development initiatives, including through coaching and business incubation and the localisation of inputs into the production of beer, which range from agricultural inputs to packaging.

PRESS RELEASE Brussels, 14 April 2016

In addition, AB InBev undertook to work closely with government to reduce the harmful use of alcohol, including through introducing and promoting no-alcohol and lower alcohol products to the South African market to encourage consumers to make lower alcohol choices, including through brewing these products locally where possible.

In terms of the agreed approach, the company will support broad-based empowerment and will maintain South African Breweries’ current Zenzele share-scheme which provides opportunities for black South Africans (including employees) to participate as shareholders, until the scheme expires in 2020. The company will table a proposal within two years of closure of the deal that will set out its long-term empowerment commitments beyond 2020.

As a further indication of its long-term commitment to investment in the country, AB InBev’s regional head-office for Africa will be located in Johannesburg and a secondary listing on the Johannesburg Stock Exchange has already been completed.

The agreement also includes commitments by AB InBev to support the participation of small craft-beer producers in local markets.

Welcoming the agreement and AB InBev’s commitments, Minister of Economic Development Ebrahim Patel noted that mergers and acquisitions are subject to specific public interest criteria set out in the Competition Act.

“South African Breweries – the SABMiller predecessor - has been an important company in the South African economy for many years. This transaction is by far the largest yet to be considered by the competition authorities and it is important that South Africans know that the takeover of a local iconic company will bring tangible benefits,” Minister Patel said.

“Jobs and inclusive growth are the central concerns in our economy. Our competition laws specifically provide for consideration of the employment and public interest impact of mergers and acquisitions. Following the announcement of the proposed acquisition of SABMiller, the South African government carefully evaluated the likely impact on jobs, small businesses, farmers and economic empowerment. We engaged with AB InBev to identify commitments that can ensure that the transaction has a net benefit for the country. The commitments made by the company are the most extensive merger-specific undertakings made to date in a large merger. In our view, they meet the requirements of the competition legislation. The agreed terms will be placed before the competition authorities for consideration,” Minister Patel said.

Carlos Brito, CEO of AB InBev added: “We are pleased to have reached this agreement with the South African Government. As we have stated from the outset, we are excited about the growth opportunities and the role South Africa will play in our combined business. Recognizing South African Breweries’

PRESS RELEASE Brussels, 14 April 2016

important contributions to South Africa’s economy and society, our commitments seek to build on this deep heritage and we believe there is a huge amount that the two companies can achieve together to the benefit of all stakeholders.”

It is expected that the agreement on terms between Government and AB InBev will expedite the merger proceedings before the South African Competition Authorities. In terms of process going forward, the agreement will be provided to the Competition Commission for consideration as part of its assessment of the competition and public interest impact of the proposed acquisition. That assessment will culminate in a recommendation by the Commission to the Competition Tribunal.

CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Itumeleng Mahabane Brunswick Group South Africa Tel: +27-11-502 7300 Email: imahabane@brunswick.co.za

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 14 April 2016

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the City Code on Takeovers and Mergers (the “Code”), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PRESS RELEASE Brussels, 14 April 2016

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed acquisition of SABMiller and the associated antitrust clearance in South Africa (including with respect to the expected timing and scope of these matters), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.